

Mail Stop 3720

August 10, 2016

Kevin P. Coyle
Chief Financial Officer
Cable One Inc.
210 E. Earll Drive,
Phoenix, Arizona 85012

> **Re:** **Cable One Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 7, 2016**
> **Form 8-K**
> **Filed August 3, 2016**
> **File No. 001-36863**

Dear Mr. Coyle:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Our Business, page 36

1.   In your Form 10 filed on June 4, 2015, you disclosed the relative margins and reasons for the margin disparity between your operating cash flow margins for residential data and business services as compared to residential video. This disclosure was provided

in order to discuss the impact of your decision to no longer cross subsidize your video business with cash flows from higher margin products, but to move toward growing or maintaining your higher margin businesses, namely residential data and business services. However, in your Form 10-K you do not provide a similar discussion. Please revise or tell us why you believe that it is not necessary to do so.

Adjusted EBITDA from continuing operations, page 46

2.   Considering Free Cash Flow is a liquidity measure, please note that excluding charges or liabilities that required or will require cash settlement is prohibited under Item 10(e)(1)(ii)(A) of Regulation S-K. Please revise your presentation or tell us why you believe that it is not necessary to do so.

Form 8-K filed August 3, 2016

Exhibit 99.1

3.   Given that you adjust "Free Cash Flow" for items requiring cash settlement such as interest, income taxes and other charges, please revise the title of this measure to something similar to "Adjusted Free Cash Flow" to alert your investors that it has been adjusted from the measure typically referred to as "Free Cash Flow." Also revise to include a statement disclosing the reasons why management believes that presentation of this non-GAAP measure provides useful information to investors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 or me at (202) 551-3810 with any questions.

                                        Sincerely,

                                        Robert S. Littlepage, for

                                        Carlos Pacho
                                        Senior Assistant Chief Accountant
                                        AD Office 11 – Telecommunications